Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549

We were previously the independent accountants for Templeton Emerging Markets Income Fund, Inc. We have read their notification of change in independent accountants made in Item 77K of Form N-SAR. We agree with the statements in the filing.

                                        /s/MCGLADREY & PULLEN, LLP

New York, New York
October 27, 1999